                                                     FILED BY FREEMARKETS, INC.


                           PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933
                                 AND DEEMED FILED PURSUANT TO RULE 14a-12 OF THE
                                                 SECURITIES EXCHANGE ACT OF 1934

                                                   SUBJECT COMPANY:  ADEXA, INC.
                                                  COMMISSION FILE NO.: 000-27913



                               FIRST QUARTER 2001
                                 CONFERENCE CALL

                             MONDAY, APRIL 23, 2001
                                  5:00 PM E.T.


CONFERENCE OPERATOR:

Good afternoon ladies and gentlemen and welcome to the FreeMarkets 1st Quarter 2001 conference call. At this time all participants are in a listen only mode. Later we will conduct a question and answer session. I would now like to turn the call over to Mr. Gary Doyle, director of investor relations for FreeMarkets. Mr. Doyle:

MR. DOYLE:

Thank you for joining us today and welcome to FreeMarkets' 1st Qtr 2001 earnings conference call. My name is Gary Doyle and I am the director of investor relations for FreeMarkets. Today's call will include a financial and operational update from Joan Hooper, FreeMarkets' senior vice president and CFO; comments on FreeMarkets' business by Dave Becker, our president and COO; and a discussion of strategy from Glen Meakem, FreeMarkets' chairman and CEO. For those of you who have not read the company's 1st Qtr earnings press release, it is available on businesswire at www.businesswire.com or on our website at www.FreeMarkets.com.

Before we begin today, I would like to point out that many of the statements that the company will make today, including those that refer to FreeMarkets' financial projections, as well as plans, expectations, strategies, intentions, and beliefs, are forward-looking statements. These forward-looking statements are based on information available to the company today, and FreeMarkets assumes no obligation to update these statements as circumstances change. There are risks and uncertainties that could cause actual results to differ materially from the company's expectations. These risk factors are described in detail in FreeMarkets' most recent securities law filings that are on file with the securities and exchange commission. The company urges you to read its securities filings for a full description of the risk factors applicable to its business.

In addition, I would like to make clear that the presentation of the numbers for the quarter and in our financial guidance section do not reflect the view of the SEC staff, which was explained to us in conference calls on Friday, April 20. The SEC staff's view is described in our press release, and we will discuss it further in this call.

NOW I WILL GIVE YOU A BRIEF OVERVIEW OF THE NUMBERS:

o FreeMarkets' revenues for the 1st quarter were $33.0 million, a 205% increase over the 1st quarter of 2000.

o 1st quarter gross profit was $ 16.8 million, or 51% of revenue vs. 41% in the 1st quarter of 2000.

o Net loss (excluding non-cash stock expense and acquisition charges) was $(9.3 million); or $(.24) per share in the first quarter.

AT THIS POINT, I'D LIKE TO TURN THE CALL OVER TO JOAN HOOPER, FOR HER COMMENTS ON OUR FINANCIAL PERFORMANCE.

JOAN

Thanks Gary. First, I'd like to thank the analysts, press and our investors for taking the time to join our call today. I will discuss the financial and operational results for FreeMarkets in the 1st quarter, and then turn it over to Dave and Glen for further discussion of our business and strategy. At the end of the call, I will provide updated financial guidance for the 2nd quarter and full year of 2001.

First, let me start with a very recent development.

RECENT DEVELOPMENTS

FreeMarkets is in discussions with the SEC regarding the classification in our income statement of the revenue we receive from Visteon, which is currently our largest customer. In 2000, our revenue from Visteon was approximately $8 million and in the first quarter of 2001, it was approximately $2.8 million. Our discussions with the SEC are in response to a question asked by the SEC in connection with its review of our S-4 filing for the Adexa acquisition.

On Friday, April 20, the SEC staff informed us that, in its view, the payments that we earn from Visteon under our service contract should not be classified as revenue in our income statement, because we also granted a warrant for 1.75 million shares to visteon at the time we signed the contract. The warrant was valued at $95.5 million, which reflects the value of our stock in April of 2000, when we announced the contract with Visteon. We granted the warrant to Visteon in exchange for sales and marketing benefits and we have been amortizing the $95.5 million as a sales and marketing expense over the 5 years of our service contract. In the SEC's view, even though we are performing standard commercial services and receiving standard commercial cash fees for these services under the Visteon contract, the amounts that we earn from Visteon should be classified as money paid for the warrant instead of revenue.

Our audit committee has authorized us to consider an appeal of the staff's position. However, an appeal may delay the closing of the Adexa acquisition, and we have not yet decided whether to pursue an appeal. If we do not appeal the SEC staff's view, we will amend our 2000 financial statements to eliminate all revenue we earned from Visteon, and our GAAP income statements in the future (including for the quarter ended March 31, 2001) will no longer include revenue from Visteon. An amendment of our 2000 financial statements will also include changes to the costs associated with performing our obligations to Visteon under the service contract, and to our sales and marketing costs related to the amortization of the warrant. Because we are concerned that the SEC staff's suggested income statement classification will be confusing to investors, we plan under any circumstances to disclose the amounts we earn under our Visteon service contract in our earnings releases, our MD&A, the footnotes to our financial statements and our presentations to analysts and investors.

The SEC staff's view does not affect the accounting for any of our contracts other than Visteon, and any accounting changes that we make as a result of our discussions with the SEC staff will have no impact on our business relationship with Visteon.

The results for the quarter ended March 31, 2001 and the financial guidance discussed in this call treat the amounts that we receive from Visteon under our service contract as revenue, and the costs of serving Visteon as costs of revenue, and also treat the amortization of the Visteon warrant as a sales and marketing expense. As explained above, these classifications would change in our GAAP financial statements if we accept the SEC staff's position.

(PAUSE)

Now, let me return to the results of the quarter.

FIRST, I WILL DISCUSS REVENUE

1st quarter revenues of $ 33.0 million grew 205% over the same quarter last year, and were virtually flat from last quarter. As you'll recall, we saw slowdowns in key business sectors such as automotive and manufacturing last quarter, which we reflected in our q1 guidance. Uncertainty in the economy drove longer sales cycles overall, and we also saw weakness in additional sectors such as high technology during the 1st quarter.

One manifestation of these economic factors can be seen in our variable fees, which were lower than we anticipated. In the 1st quarter, 15% of our revenue was attributable to variable fees, versus 26% in the 4th quarter. This decline was driven in part by seasonality, but also by lower volumes due to the softening economy. This change in variable fees accounts for a $4 million sequential decline, the majority of which we offset through new customer acquisitions.

Of further significance, while we converted, renewed and signed a number of key customers in the 1st quarter, most of these contracts closed later in the quarter than we originally expected. However, our outlook for the 2nd quarter is stronger as a result of this late-quarter rally. We anticipate sequential growth in the 10% to 15% range in the 2nd quarter. I'll give additional revenue guidance later in the call.

Total customer count grew from 100 to 111 during the quarter. I want to make an important point here about our customer count.

First, we count each parent company as a single customer, even if we serve many divisions of the company. As a result, if we add a new division of a customer like Eaton, BP, or Emerson, we do not count that new business unit or division as a new customer. Many software and e-commerce companies do. If we counted each division as a separate customer, our count would rise to over 200. Second, our customer count each quarter indicates the number of customers who were actual live users of FreeMarkets during that quarter.

We converted a significant number of customers in the 1st quarter, and as a result, our long-term customers grew from 43 to 60. For the first time in our history, over 50% of our customers have made long-term commitments. We define a long-term commitment as one year or more. Key customers who converted or renewed in the 1st quarter were: Dupont, Exxon Mobil, Raytheon, Texas Instruments and GlaxoSmithKline. In addition, we signed the following customers to new long-term agreements: Shell, Royal Bank of Scotland and Oneworld, among others.

Already in the 2nd quarter, we have extended our long-term relationship with Eaton Corp., Successfully converted a pilot with Murphy Oil, and announced new agreements with Marathon Oil and Eva Airways.

FreeMarkets is organized to serve customers across industrial sectors. During the quarter, we added customers across the many industries we serve, including the automotive, energy, process and engineering, high technology and financial services sectors.

Dave will talk more in a few minutes about how our industry sector focus is helping us to accelerate our penetration, further diversify our revenue base, and continue to scale our business.

We also further diversified our revenues during the quarter by growing our global business. Approximately 20% to 25% of 1st quarter revenues can be attributed to our international operations.

(PAUSE)

Now, let me shift to gross margins.

GROSS MARGINS:

We continued to demonstrate the scalability of the FreeMarkets' business model by growing our gross margins for the fifth consecutive quarter to 51% in the 1st quarter. This compares to 41% in the 1st quarter of 2000. This continued improvement in gross margin reflects the scale we get from leveraging our esourcing technologies and services, market information and domain expertise as we create online markets in more than 175 different supply verticals. I will give more specific guidance on our margins later in the call.

EXPENSES:

The forward visibility of our revenue model, along with the macroeconomic information we collect across the industries that we serve, enables us to see potential shortfalls and economic downturns before they occur. This visibility, combined with our strong operational controls and continued productivity improvements, allowed us to contain costs and exceed our earnings estimate. As we saw revenue weakness in the latter part of 2000 and early 2001, we cut our spending. Total operating expenses of $ 27.5 million were approximately $2 million lower than last quarter, despite headcount increases.

We continue to expand our global team in a targeted fashion, adding employees in key areas such as sales and account management to better serve our customers and increase our market share. Total global headcount at the end of the 1st qtr was 1,059, with 20% of these FreeMarkets' team members working overseas.

EPS

Our 1st qtr loss (excluding non-cash acquisition costs and stock-based expense) was $(0.24) per share. This was $0.02 better than the first call estimate of $(0.26) per share. This improvement was driven by our aforementioned cost controls and continued emphasis on business productivity. We remain on track to hit our stated operational earnings break even point in the 1st quarter of next year.

CASH

We ended the qtr with $98 million in cash and short-term investments. Consistent with our plan, in the 1st quarter, we consumed $ 23 million of cash. Cash burn during the quarter included some planned, one-time payments for 2000 bonuses and tax payments of approximately $12 million, as well as capital expenditures of $9 million.

 (PAUSE)

DSOS

Our DSOS in the 1st quarter improved to 72 days, vs 89 days in the 1st quarter of 2000. We continue to focus our efforts on managing collections, as evidenced by the dramatic improvement in the past year.


OPERATIONAL PERFORMANCE

Let me now elaborate on our operational performance, beginning with marketplace volume.

VOLUME

1st quarter volume of $2.6 billion increased 92% over the 1st quarter of 2000, and was sequentially down from the 4th quarter due to normal seasonality. Our volume for the 1st quarter was consistent with the guidance I provided on last quarter's call.

We conducted 2,275 auctions in the quarter, and continued to build liquidity by increasing the number of suppliers who bid in our marketplace. In the 1st quarter alone, over 1,800 new suppliers bid on contracts through FreeMarkets. Over 11,000 suppliers from over 64 countries have participated in our marketplace since 1995.

We saw sequential declines in volume in several sectors, including high technology and automotive, but saw sequential increases in the consumer and aerospace sectors.

(PAUSE)

SAVINGS AND ROI

Our ability to create savings and ongoing ROI represent a very compelling value proposition for current and potential new customers - particularly in a period of economic slowdown.

During the 1st quarter, FreeMarkets identified savings of approximately $ 500 million, or 16%, and generated substantial returns on investment for customers. Cumulatively, FreeMarkets has saved customers over $3.2 billion, and generated a return on investment for customers of approximately 20 to 1.

(PAUSE)

SUMMARY

In summary, we are pleased with our bottom-line performance in the 1st qtr of 2001. Despite a very volatile economic environment, we were able to beat our EPS guidance and deliver just a slight miss in revenue. We were able to beat our EPS guidance largely because our unique, recurring revenue model provided us with forward visibility, allowing us to adjust our spending as necessary. Our marketplace continues to gain momentum as customers capture the enormous value we deliver to them, and we see a strong quarter ahead of us as a result of the increased traction and penetration we have gained within the customers and industries we serve.

NOW I'D LIKE TO TURN IT OVER TO DAVE BECKER, OUR PRESIDENT AND COO, FOR A DISCUSSION OF HOW WE HAVE AND WILL CONTINUE TO SCALE OUR BUSINESS TO EXPAND OUR MARKET SHARE AND DRIVE TOWARDS PROFITABILITY.

DAVE:

Thanks Joan and thanks again to all of you for listening. As Joan discussed, we continue to see results from our efforts to capture additional market share, strengthen customer relationships and satisfaction and improve productivity as we march towards profitability. I'd like to take a few minutes to talk about four key differentiators that allow us to continue to scale our business:
These include:

o        Our extensive supply market expertise

o        Our comprehensive, web-enabled technologies

o        Our sector focus with customers, and

o Our penetration of existing customer accounts to unlock additional volume.

FIRST, I WILL DISCUSS OUR SUPPLY MARKET EXPERTISE

FreeMarkets has become the leading B2B global marketplace by enabling buyers to source materials and components from more than 175 different supply verticals. In order to create effective online markets, FreeMarkets is organized around commodity groups led and managed by specialists who have deep domain expertise in the supply verticals we serve. This expertise allows us to continually transfer commodity knowledge into our sourcing technologies, and yields a broad base of forward visibility for the vertical markets we make across our customers. This allows us to incorporate real-time capacity and market dynamics into the markets we make as conditions change.

We link this expertise with the most extensive global supplier network in the industry. As a result of the aggressive supplier outreach we perform across the globe, we now have knowledge of more than 170,000 suppliers worldwide in our database. We continually add to this database with each market we create, yielding a rich information asset with powerful network effects. We continually leverage this global database across our customers, which reduces the time and work required to create these markets.

Few companies, if any, can match the domain expertise and marketplace scale we have built.

SECOND, I WILL DISCUSS OUR MARKETPLACE TECHNOLOGY

We continue to develop and deploy technologies that our customers demand, and which also increase our productivity and enhance the scalability of our business.

Our marketplace technology is the most robust in the industry. During the quarter, we continued to enhance and expand our technology platform and our sourcing functionality such as: project and workflow management, dynamic rfq and rfi templates, web-based rfq creation and publishing functionality, supplier management and collaboration tools, erp and mrp integration modules, and advanced auction formats.

Our technology is uniquely embedded with the domain expertise and experience we have gained through more than six years of creating online markets. As a result, we have created a dynamic, scalable platform, which we leverage in creating markets for both direct and indirect materials, as well as services across the industries and geographies we serve.

THIRD, I'D LIKE TO OUTLINE OUR SECTOR FOCUS WITH CUSTOMERS

We have been very successful in growing and scaling our business by organizing our customer account managers around key industry sectors, including aerospace, automotive, consumer products, diversified manufacturing, energy, process and engineering, high technology and retail and financial services. This sector focus allows us to scale in a number of ways.

First, it allows us to develop buy-side sourcing expertise within the industry sectors we serve. As I discussed earlier, we embed this expertise in our technology, and apply it across our customers. Second, it enables us to leverage reference accounts to win new customers. In a few minutes, I'll provide an example of how we have done both in the energy, process and engineering industries to successfully increase our traction and market share.

LAST, I'D LIKE TO TALK ABOUT OUR ABILITY TO PENETRATE EXISTING CUSTOMER ACCOUNTS AND UNLOCK ADDITIONAL VOLUME

By providing ongoing use of technology, coupled tightly with vertical supply market expertise and focused account managers for the customers we serve, we develop customer insight and stickiness that traditional enterprise software companies may lack. Our focused account managers develop extensive knowledge of our customers' operations, their sourcing processes, and the industries in which they operate. We are able to leverage this knowledge to identify additional applicable spend for sourcing online, as well as divisions and units that may benefit from our esourcing solutions and other related offerings.

Our account managers also serve as a channel for additional aftermarket sales. For example, our account teams have successfully sold our QuickSource solution to various customers, and unlocked additional volume and revenue in the process, as these customers will use QuickSource to create their own online markets for goods and services that are not appropriate for sourcing through our fullsource marketplace. FreeMarkets' combination of commodity expertise, technology, sector focus and ongoing service relationships gives us very sticky customer relationships. We leverage these strengths to create resulting annuity revenue streams and increasingly cross sell new offerings.

(PAUSE)

I'd now like to walk you through an example of how we have successfully leveraged these four things to scale our business and build additional market share. The viral spread of our business in energy and closely related industries provides a great case example.

In the 4th quarter of 1999, we began a pilot with BP, our first customer in the energy, process and engineering industries. We provided BP with access to our marketplace technologies, which they began using to source goods and services for their operations around the globe. A focused account team worked closely with BP to identify areas of spend applicable to sourcing through FreeMarkets. Leveraging our existing esourcing expertise and knowledge of supply markets, we created successful online markets for goods and services across a broad range of supply verticals which generated substantial savings and efficiencies for bp. As a result, we were able to convert our pilot to a long-term agreement with BP during the 1st quarter of 2000.

We were also able to demonstrate to other companies in the energy, process and engineering industries that we understood sourcing in the supply markets relevant to them and had the ability to create successful online markets and deliver fast, measurable results. As a result, in the 1st quarter of 2000, we also signed a long-term agreement with Bayer Corp.

Using BP and Bayer as reference accounts, we were able to secure an additional long-term agreement with Norsk Hydro during the 2nd quarter of 2000, and later in the 4th quarter of 2000, we signed pilot agreements with Dupont and Exxon Mobil, both of which we converted to long-term agreements during the 1st quarter of 2001. The ability to reference these accounts and the successes our customers were having sourcing goods and services through our marketplace led to additional long-term agreements with companies in the energy and process industries in the 1st quarter, including Marathon Oil, which we just announced this morning; as well as Shell and Murphy Oil.

We succeeded in creating this viral spread in the energy and chemical industries as a result of the tangible value that we deliver, despite the fact that a number of industry-led exchanges were created during the same time period.

This example is not unique. We have had similar successes expanding across a number of the industry sectors we serve, and will continue to leverage our domain expertise, sourcing technologies, business sector focus, and ability to penetrate customers and unlock additional customer volume to grow additional market share in the industries we serve, while driving towards profitability in the months ahead.

(PAUSE)

I'LL NOW TURN THINGS OVER TO GLEN FOR A DISCUSSION OF OUR STRATEGY GOING FORWARD, AS WELL AS OUR PRIORITIES FOR 2001.

(PAUSE)

GLEN:

Thanks Dave and thanks to all of you for listening. In addition to continuing our leadership in the esourcing and asset management spaces, our strategy includes establishing a strong position in the supply chain management software space. As a result, it is appropriate to begin by underscoring our commitment to the acquisition of Adexa, Inc., A leading provider of supply chain management solutions. As you will recall, we announced a definitive agreement to acquire Adexa back in February.

Since the announcement, the senior management teams of FreeMarkets and Adexa have been working hard on integration plans. We hope to close this deal by the end of the 2nd quarter.

(PAUSE)

As we developed our strategy at FreeMarkets, we realized that current and potential customers are facing important changes in the way they need to design products, source materials, and operate their manufacturing supply chains. To remain competitive, companies must increase outsourcing, use new, low-cost, global suppliers, and provide greater quality at lower costs, even as product life cycles shorten.

FreeMarkets is pursuing a strategy to provide customers with an integrated set of design, sourcing and supply chain management solutions. Whether using all of these offerings, or integrating components with other relevant providers, FreeMarkets will enable customers to meet the challenges I have described by designing products, sourcing materials, and operating their dynamic supply chains at world-class levels.

(PAUSE)

Now I will talk about each aspect of this strategy, starting with esourcing.
By leveraging FreeMarkets current esourcing solutions, customers are already overcoming many challenges. From FullSource(TM) to QuickSource, FreeMarkets' current suite of esourcing solutions helps customer identify, qualify, negotiate with and select suppliers to build significantly higher-performing supply chains.

(PAUSE)

The next pillar of our strategy is collaborative supply chain management.

By adding supply chain management solutions to our platform, we will offer the technology, services and information that enterprises need to effectively manage and enhance their supply chains. Our highly-differentiated offerings will be tightly integrated with our global esourcing marketplace, including our direct material expertise and marketplace knowledge. No other company has the unique mix of technology, sourcing expertise, supply market information and services that FreeMarkets provides.

One of the key reasons we selected Adexa to pursue the supply chain management portion of our strategy was because their technology is ideally suited for the supply chain management challenges customers face as they build and modify more dynamic, global supply chains. Adexa's applications are completely web-based, which will allow our extensive global network of suppliers to easily connect. Adexa's offerings are also significantly more cost-effective than alternative solutions for a dynamic supply chain, since they can be rapidly installed and easily modified.

It will take time after the close of the Adexa acquisition to realize our combined technology vision. However, over time, our vision is to integrate our global supplier network with Adexa's collaboration platform. This will enable enterprises to rapidly build and modify their supply chains as business needs dictate. We will also integrate Adexa's supply chain management applications with our recently launched quicksource solution to create a dynamic sourcing product capable of addressing sudden changes in supply and demand.

Further, we will apply Adexa's optimization technology to decision making in sourcing to develop leading-edge spend assessment, bid analysis, and bid preparation tools. We also see tremendous opportunities to tailor the Adexa solutions to create ASP-based resources for our global supply base which will further enhance their performance and improve collaboration with our customers.

Finally, we will leverage our respective domain expertise and industry knowledge to accelerate entry and penetration into industries and customers.

As I have said, the strategic product vision I am sharing with you today will take time to implement. However, we will begin to achieve value from the synergies between FreeMarkets' esourcing solutions and Adexa's supply chain management solutions before the new, combined offerings are complete.

We are already seeing opportunities for selling a combined FreeMarkets and Adexa solution. In the last few weeks, we have signed an agreement with one of the leading manufacturers of computer systems in Asia. Under the terms of this agreement, this company will use FreeMarkets as its platform for sourcing goods and services for its operations. This customer has already adopted and implemented Adexa's iCollaboration suite, which it uses to manage and optimize its global supply chain operations.

We have also seen strong interest from FreeMarkets' current customers in exploring the use of Adexa's solutions, so informal cross selling is working even in advance of the close of the acquistion.

The third pillar of our strategy is edesign:

Sourcing and supply chain management are just two pieces of the direct material puzzle. We believe a complete solution for managing both direct and indirect materials must also encompass e-design. Design is critical because, according to a recent study by Aberdeen Group, 70% of product cost is locked in early in the product life cycle. Unfortunately, very often, these decisions are made without consideration for corporate sourcing strategies, evolving supply market conditions, or supply chain constraints.

We are actively working to develop our edesign offerings. Based on the needs of our customers, the products and services we will ultimately offer will address four key areas.

First, we will offer tools that our customers can use to capture, store and manage technical and quality information that is available during design. Such functionality is critical, as this information perishes once a design is complete, and must be recreated each time an item is sourced.

Second, we will provide our marketplace information to the product engineers of our customers to facilitate better design and sourcing decisions.

Third, we will provide our customers with the resources they need to consolidate parts and suppliers across their organizations.

Fourth, we will offer solutions that accelerate new product introduction and reduce design costs by improving the interaction and coordination between design, sourcing and supply chain management.

The combination of sourcing, supply chain management and design is very powerful across sectors of the global economy and we believe that FreeMarkets is uniquely positioned to provide a set of integrated offerings. Our objective going forward is to provide our customers and their trading partners with a comprehensive, web-based set of solutions they can use to build and manage world-class, global supply chains.

 (PAUSE)

Having discussed our longer-term strategy, I'd like to take a few minutes to discuss our 2001 priorities. These priorities lie in three key areas: executing on our strategy, increasing our customer penetration and achieving profitability.

FIRST, I'LL OUTLINE EXECUTION OF OUR STRATEGY

The successful integration of Adexa is a critical component of our strategy and a key priority for FreeMarkets in 2001. Cyrus Hadavi, the CEOo of Adexa, and I have dedicated ourselves to integrating our companies quickly and efficiently so that we can begin to deliver our joint value proposition to customers.

SECOND, I'LL DISCUSS INCREASING CUSTOMER PENETRATION

We are aggressively growing and improving our sales force to increase customer acquisition, and will continue to deliver significant value to our customers in the form of both savings and efficiencies, which will allow us to increase penetration within our existing customer base.

Working with partners such as Arthur Andersen, Deloitte & Touche and others, we are also focused on strengthening our indirect channels - particularly for our software products.


LAST, I'LL ADDRESS ACHIEVING PROFITABILITY.

As Joan and Dave both mentioned, we are on track to hit our operational break even point in the 1st quarter of next year. Our forward visibility into both the macroeconomic trends and our revenues, as well as the experience of our team, allowed us to make mid-course corrections during the 1st quarter. We will continue to leverage this visibility, as well as our infrastructure to scale the business going forward.

At this point, I will turn the call back over to Joan, who will provide additional guidance for the quarter and full year 2001.


JOAN

Thanks, Glen.



PROSPECTIVE GUIDANCE

I'd like to give you updated guidance on the second quarter and full year of 2001. These statements are forward-looking. I'll remind you of the safe harbor statement that Gary read previously, and of the risk factors that are set forth in our SEC filings. These risks could cause results to differ materially from our guidance. I would also like to remind you of my earlier remarks regarding our discussions with the SEC staff on income statement classification of revenue derived from the Visteon agreement. Also, note that all of my guidance is pre-Adexa.



REVENUE

Based on the successful conversion activity we experienced in the first quarter, I believe our 2nd quarter sequential revenue growth will be between 10% and 15%, which would put us in the $36 million to $38 million range. For the year, we expect revenue of approximately $150 million, or 65% year-over-year growth. This is slightly lower than the current consensus view, but reflects more accurately the current economic environment.

VOLUME

Our best estimate at this point in time for 2nd qtr volume is between $ 3.0 billion and $3.5 billion, which would represent 15% to 30% sequential growth. As we've previously discussed, given our unique model of ratably recognizing revenue, we have more visibility on revenue than on the timing of online markets, and therefore, volume is a bit less predictable.


GROSS MARGINS

We remain comfortable that our gross margins will continue to improve at least 50 - 150 basis points per quarter. We anticipate the full year 2001 will be approximately 54% gross margin, which is two points better than previous guidance. We now believe we will be able to hit target gross margins of 55% to 60% by the end of 2001.


OPERATING LOSSES

We remain comfortable with the current first call estimate for 2nd quarter operational eps at ($0.22) loss. For the full year, we remain comfortable with the consensus view of ($0.73), despite the slight lowering of revenue guidance. We remain confident that we will achieve our operational breakeven point in q1 of 2002. These loss estimates exclude stock-based expense, non-cash acquisition and warrant charges and restructuring costs.


RESTRUCTURING COSTS

In early April, we made a decision to relocate our asset recovery business to pittsburgh and close our austin, texas facility. This move will position us to drive revenue more effectively by leveraging our existing sales and marketing channels, customer relationships and industry specialists of our core esourcing business. It will allow us to leverage the state-of-the-art technology infrastructure we are continually building out in pittsburgh to deliver the most robust and scalable products to our customers in a timely and cost-effective manner.

As a result of the closing of the austin office, we will take a restructuring charge of approximately $3 million to $4 million in the second quarter, approximately half of which is a non-cash, asset write off. As I just mentioned, this charge is not reflected in the $0.22 cent operating loss guidance for the 2nd quarter, or the $0.73 cent operating loss estimate for the full year.

We remain comfortable with our operating breakeven point at 1st quarter of next year and with target operating margins of 25 %to 30%. We believe we will hit targeting operating margins by the 2nd half of 2003.


CASH

As we've previously discussed, we believe we have sufficient cash reserves to reach profitability.

o We expect to have over $80 million at the end of q2, and $60 million at the end of 2001, which is the same as the guidance provided on last quarter's call.

o Also, as indicated on last quarters call, we believe FreeMarkets will be cash flow positive in the second quarter of 2002.



ADEXA ACQUISTION

o We are currently in SEC review on our S-4 filing. Once we receive approval from the SEC, we will need to get approval from our shareholders through a shareholder vote. While it is difficult to say with any certainty when closing of the acquisition will occur, the timeframe currently looks to be the end of June. Until the acquisition is complete, I can neither comment on Adexa's current performance or provide combined guidance. I will provide updated combined guidance with Adexa post closing.



(PAUSE)

As you know, the new SEC regulation FD went into effect last year. Under this regulation, any additional guidance beyond this call will need to be issued in the form of a press release, or other widely-disseminated public disclosure. At this point, we do not anticipate providing any new guidance during the quarter.


                                     * * * *


FORWARD-LOOKING STATEMENTS

Statements in this report that are not historical facts, including those statements that refer to FreeMarkets' plans, prospects, expectations, strategies, intentions, and beliefs, are forward-looking statements. These forward-looking statements are based on information available to FreeMarkets today, and FreeMarkets assumes no obligation to update these statements as circumstances change. There are risks and uncertainties that could cause actual results to differ materially from the forward-looking statements, including, without limitation, the risks of integrating Adexa's business with FreeMarkets' business, market acceptance of FreeMarkets' products and services, the competitive nature of the e-commerce market, FreeMarkets' ability to attract new customers, through its own efforts and through partnerships and alliances, to retain and increase revenue from existing customers, and FreeMarkets' ability to attract and retain qualified personnel. You should carefully review these and other risk factors that are described in more detail in FreeMarkets' filings with the Securities and Exchange Commission.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

FreeMarkets has filed a Registration Statement on SEC Form S-4 in connection with its acquisition of Adexa, Inc., and FreeMarkets expects to mail a Proxy Statement/Prospectus to stockholders of FreeMarkets and Adexa containing information about the transaction. Investors and security holders are urged to read the Registration Statement and Proxy Statement/Prospectus carefully when they are available. The Registration Statement and the Proxy Statement/Prospectus contain important information about FreeMarkets, Adexa, the transaction and related matters. Investors and security holders will be able to obtain free copies of these documents through the website maintained by the U.S. Securities and Exchange Commission at www.sec.gov. Free copies of the Proxy Statement/Prospectus and these other documents may also be obtained from FreeMarkets by directing a request through the Corporate Info/Investor Relations portion of FreeMarkets' website at www.FreeMarkets.com or by mail to FreeMarkets, Inc., Investor Relations, FreeMarkets Center, 210 Sixth Avenue, Pittsburgh, PA 15222, telephone 412-297-8950.

In addition to the Registration Statement and the Proxy Statement/Prospectus, FreeMarkets files annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any reports, statements or other information filed by FreeMarkets at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549 or at any of the SEC's other Public Reference Rooms in New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the Public Reference Rooms. FreeMarkets' filings with the SEC are also available to the public from commercial documents-retrieval services and at the website maintained by the SEC at www.sec.gov.

FreeMarkets and Adexa and their respective directors, executive officers and certain other members of management and employees may be soliciting proxies from FreeMarkets stockholders in favor of the issuance of FreeMarkets stock in the transaction and from Adexa shareholders in favor of the adoption of the definitive agreement. A description of any interests that such directors and executive officers have in the transaction will be available in the Proxy Statement/Prospectus.